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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549


                                 SCHEDULE 13G
                                (RULE 13d-102)


               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2
                              (AMENDMENT NO. __)(1)


                               NEUROGEN CORPORATION
                                (Name of Issuer)

                                   COMMON STOCK
                           (Title of Class of Securities)

                                   64124 E 106
                                  (CUSIP Number)


                                   MARCH 17, 1998
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /               Rule 13d-1(b)
         /x/               Rule 13d-1(c)
         / /               Rule 13d-1(d)

------------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 64124 E 106                    13G               Page  2  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     BIOTECHNOLOGY VALUE FUND, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power 0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power 795,920
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power 795,920
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     795,920
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     5.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 64124 E 106                  13G                 Page  3  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     BVF PARTNERS L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power 0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power 1,634,306
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power 1,634,306
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,634,306
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124 E 106                 13G                 Page  4  of  7  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     BVF INC.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power 0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power 1,634,306
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power 1,634,306
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,634,306
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IA.CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 64124 E 106                 13G                 Page  5  of  7  Pages
          ---------                                            ---    ---


ITEM 1(a).  NAME OF ISSUER:

            Neurogen Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            35 Northeast Industrial Road
            Branford, CT 06405

ITEM 2(a).  NAME OF PERSON FILING:

            This schedule is being filed on behalf of the following persons*:

            (i)     Biotechnology Value Fund, L.P. ("BVF")
            (ii)    BVF Partners, L.P.  ("Partners")
            (iii)   BVF Inc. ("BVF Inc.")

            * Attached as Exhibit A is a copy of an agreement between the Persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The principal business office of the persons comprising the group filing this Schedule 13G is located at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

ITEM 2(c).  CITIZENSHIP:

            BVF:                        a Delaware limited partnership
            Partners:                   a Delaware limited partnership
            BVF Inc.:                   a Delaware corporation

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            The class of securities beneficially owned by the persons filing this statement is common stock.

ITEM 2(e).  CUSIP NUMBER:

            64124 E 106

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c), CHECK THIS
            BOX:     /X/


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CUSIP No. 64124 E 106                 13G                 Page  6  of  7  Pages
          ---------                                            ---    ---


ITEM 4.     OWNERSHIP:

            The information in items 1 and 5 through 11 on the cover pages (pp.2 - 4) on Schedule 13G is hereby incorporated by reference.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. / /

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            BVF shares voting and dispositive power over the shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the shares of the Stock they beneficially own with, in addition to BVF, certain managed accounts on whose behalf Partners, as investment manager, purchased such shares. Other than BVF, none of the managed accounts individually own more than 5% of the Stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

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CUSIP No. 64124 E 106                 13G                 Page  7  of  7  Pages
          ---------                                            ---    ---


ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 30, 1998


            BIOTECHNOLOGY VALUE FUND, L.P.

            By:     BVF Partners L.P., its general partner

                    By:  BVF Inc., its general partner


                         By:  /s/ Mark N. Lampert
                              ----------------------------
                              Mark N. Lampert
                              President

            BVF PARTNERS L.P.

            By:     BVF Inc., its general partner


                    By:  /s/ Mark N. Lampert
                         ----------------------------
                         Mark N. Lampert
                         President

            BVF INC.


            By:     /s/ Mark N. Lampert
                    ----------------------------
                    Mark N. Lampert
                    President


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                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING


            The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the information required by Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 30, 1998


            BIOTECHNOLOGY VALUE FUND, L.P.

            By:     BVF Partners L.P., its general partner

                    By:  BVF Inc., its general partner


                    By:  /s/ Mark N. Lampert
                         ----------------------------
                         Mark N. Lampert
                         President

            BVF PARTNERS L.P.

            By:     BVF Inc., its general partner


                    By:  /s/ Mark N. Lampert
                         ----------------------------
                         Mark N. Lampert
                         President

            BVF INC.


            By:     /s/ Mark N. Lampert
                    ----------------------------
                    Mark N. Lampert
                    President